Exhibit 99.5

Al Noor Hospitals Group Plc
(Incorporated in England and Wales)
Company Number 8338604
Share Code: ANH
ISIN: GB00B8HX8Z88

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

19 January 2016

UPDATE ON COMPETITION PROCESS AND REVISED TIMETABLE OF PRINCIPAL EVENTS

On 14 October 2015, Al Noor and Mediclinic issued a joint announcement in relation to a proposed combination of the businesses of Al Noor Hospitals Group plc (“Al Noor”) and Mediclinic International Limited (“Mediclinic”), to be effected by way of a scheme of arrangement under the South African Companies Act (the “Combination”).

Update on Competition Process

Following the end of the Christmas holiday period in South Africa, the South African Competition Commission (the “Commission”) requested, and both Mediclinic and Al Noor consented to, a 5 business day extension of time for the Commission to make a recommendation to the South African Competition Tribunal (the “Tribunal”). Today the Commission recommended the unconditional approval of the Combination to the Tribunal and accordingly the Tribunal hearing is expected to take place on Wednesday, 27 January 2016. Shareholders are advised that the Namibian Competition Authority has given its unconditional approval for the Combination.

Revised Expected Timetable of Principal Events

The revised expected timetable of principal events relating to completion of the Combination is anticipated to be as follows:

Each of the times and dates in the table below is indicative only and may be subject to change. Events relating to Mediclinic, Mediclinic Shares and the Mediclinic Scheme have been included for reference only and are italicised.

Event	Date

Court hearing to confirm First Reduction of Capital	Thursday, 21 January 2016

First Reduction of Capital made effective by registration at Companies House	Friday, 22 January 2016

The following times and dates are indicative only and will depend, among other things, on the date on which the conditions precedent to the Mediclinic Scheme are satisfied (or, where applicable, waived)

Expected finalisation date, the date on which the Mediclinic Scheme has become unconditional in all respects as required by the JSE listing rules (the	Friday, 29 January 2016

“Finalisation Date”)

Last date to trade Existing Shares on the London Stock Exchange in order to be recorded in the Al Noor Register to receive the Al Noor Special Dividend and to participate in the Al Noor Tender Offer	Wednesday, 10 February 2016

Latest time and date for receipt of Tender Forms and TTE Instructions from Al Noor CREST Shareholders for the Tender Offer	1:00 p.m. on Friday, 12 February 2016

Tender Offer closes	1:00 p.m. on Friday, 12 February 2016

Record Date, being the time and date on which Al Noor Shareholders must be recorded on the Register to receive the Special Dividend and to participate in the Tender Offer	5:00 p.m. on Friday, 12 February 2016

Mediclinic Scheme expected to become operative and Remgro subscribes for New Shares under the Remgro Subscription	Monday, 15 February 2016

Admission and commencement of dealings on the London Stock Exchange of Existing Shares and New Shares	8:00 a.m. on Monday, 15 February 2016

Results of the Tender Offer announced	Monday, 15 February 2016

Court hearing to confirm Second Reduction of Capital	Tuesday, 16 February 2016

Second Reduction of Capital made effective by registration at Companies House	Wednesday, 17 February 2016

Cheques despatched for Existing Shares in certificated form cancelled pursuant to the Tender Offer	By Wednesday, 2 March 2016

Payment made through CREST for Existing Shares in uncertificated form cancelled pursuant to the Tender Offer	By Wednesday, 2 March 2016

Settlement of cash in respect of Special Dividend to eligible Al Noor Shareholders	By Wednesday, 2 March 2016

Latest date for settlement of cash in respect of Special Dividend	By Wednesday, 2 March 2016

Notes:

(1)             All times given in this document are references to local times in London, UK unless otherwise stated.

(2)             The times and dates set out in the expected timetable of principal events above are indicative only and are based on Al Noor’s current expectations and may be subject to change. In particular, the timetable of principal events subsequent to the expected Finalisation Date will be driven by the actual Finalisation Date and, to the extent that is delayed, will also be delayed accordingly. Any changes to the expected timetable of principal events will be announced via a Regulatory Information Service.

(3)             All dates and times have been determined on the basis that no court approval or review of the Mediclinic Scheme resolution will be required. Any change to the above mentioned timetable relating to Mediclinic or the Mediclinic Scheme will be announced by Al Noor via a Regulatory Information Service.

(4)             Existing Shares will trade on the London Stock Exchange cum Special Dividend up until and including Wednesday, 10 February 2016 and trade ex-Special Dividend from Thursday, 11 February 2016. As Mediclinic

Shareholders who receive New Shares will not be entitled to receive the Special Dividend the New Shares will trade ex-Special Dividend on the JSE from Monday, 8 February 2016.

The Combination remains subject to regulatory approval and to the full terms set out in the shareholder circular published by Al Noor on 19 November 2015.

A copy of this announcement will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at www.alnoorhospital.com and www.mediclinic.com. The content of these websites is not incorporated into and does not form part of this announcement.

Enquiries

Al Noor
Ronald Lavater (CEO)	+971 2 406 6992
Dr. Sami Alom (CSO)

Victoria Dalby (Company Secretary)	+971 4 401 9153

Rothschild (lead financial adviser and co-sponsor to Al Noor)
Robert Leitão	+44 (0)20 7280 5000
Hedley Goldberg
Chris Hawley

Goldman Sachs International (co-financial adviser and joint corporate broker to Al Noor)
Ben Thorpe	+44 (0)20 7774 1000
Nimesh Khiroya
Rainer Lenhard

Jefferies (corporate broker and co-sponsor to Al Noor)
Paul Nicholls	+44 (0)20 7029 8000
Henry Elphick

Brunswick Group LLP (communications advisers)
Jon Coles / Craig Breheny	+44 20 7404 5959
(London)
Rupert Young / Dominic Whiting	+971 4 446 6270
(UAE)

N M Rothschild & Sons Limited (“Rothschild”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Rothschild or for providing advice in relation to the matters set out in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Jefferies International Limited (“Jefferies”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Jefferies or for providing advice in relation to the matters set out in this announcement. The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or South Africa should inform themselves about, and observe, any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom or South Africa to vote their Mediclinic Shares with respect to the Mediclinic Scheme at the general meeting of Mediclinic, or to execute and deliver forms of proxy appointing another to vote at that meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This announcement has been prepared for the purpose of complying with law and regulation in the United Kingdom and South Africa and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions other than the United Kingdom and South Africa. Unless otherwise determined by Al Noor and Mediclinic, or required and permitted by applicable law and regulation, the Combination will not be made available, directly or indirectly, in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Combination is sent or made available to Mediclinic shareholders in that jurisdiction (a “Restricted Jurisdiction”) and no person may vote in favour of the Combination by any such use, means, instrumentality or form within a Restricted Jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Combination are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction.

The availability of new Al Noor Shares under the Combination to Mediclinic shareholders who are not resident in the United Kingdom or South Africa may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or South Africa should inform themselves of, and observe, any applicable legal or regulatory requirements. Further details in relation to Mediclinic shareholders in overseas jurisdictions are contained in the circular posted to Mediclinic shareholders on 17 November 2015.

Notice to U.S. Shareholders

These materials are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia). These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction where such offer or sale would be unlawful. The new Al Noor Shares that may be received in the Combination have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may only be offered or sold in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 802 or another exemption available under the Securities Act, or the Combination may be structured in a manner such that it is not subject to the registration requirements of the Securities Act.

This business combination is made for the securities of Mediclinic, a South African company, by means of the Combination. Information distributed in connection with the Combination is subject to disclosure requirements of the United Kingdom and South Africa that are different from those of the United States. The financial information contained in this announcement has been prepared in accordance with IFRS that may not be comparable to the financial statements and financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since Al Noor is located in the United Kingdom, and some of its officers and directors are residents of countries outside the United States. You may not be able to sue a UK company or its officers or directors in an English court for violations of US securities laws. It may be difficult to compel a UK company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that Al Noor may purchase securities otherwise than under the Combination, such as in open market or privately negotiated purchases.

Mediclinic shareholders who are affiliates of Al Noor after the Combination will be subject to timing, manner of sale and volume restrictions on the sale of new Al Noor Shares received pursuant to the Combination under Rule 144 under the Securities Act. For the purposes of the Securities Act, an “affiliate” of a company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the company. Holders of Mediclinic Shares that constitute “restricted securities” for purposes of Rule 144 under the Securities Act will receive new Al Noor Shares that also constitute restricted securities and will not be permitted to offer or resell in the United States the new Al Noor Shares they receive without registering that offer or sale under the Securities Act or conducting that offer or resale in reliance on an exemption from registration. The Securities Act would not generally restrict sale of new Al Noor Shares on the London Stock Exchange, provided that the sale had not been pre-arranged with a buyer in the United States. Shareholders who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers.